Groundfloor Finance Inc.

OFFICES 75 Fifth Street, NW, Suite 2170 Atlanta, GA 30308	MAILING ADDRESS PO Box 79346 Atlanta, GA 30357

September 20, 2017

VIA EDGAR AND EMAIL (MCMANUSK@SEC.GOV)

Ms. Kim McManus

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Groundfloor Finance Inc. (“GFI, or Company”)
Offering Statement on Form 1-A, Post Qualiication Amendment No. 50 Filed September 6 2017, File No. 024-10496

Dear Ms. McManus:

This correspondence is in response to the comment letter dated September 14, 2017 regarding the same, and supplements our correspondence dated September 15, 2017. We believe we can claim exemptions for two classes of purchasers that participated in our “automatic investment program.” The amount of securities sold to the remaining class of investors is immaterial. A total of 36 purchasers were sold securities through the program in question.

•	Four purchasers are accredited investors that have pre-existing, substantive relationships with the Company. All four are known personally to the founders of the Company prior to the offering in question. Because of the extent of the personal relationship, and the education and occupation of each individual, the relationships meet the definition of “substantive” (CDI 256.31). Because of the pre-existing, substantive relationship, the Company believes it can claim a Section 4(a)(2) exemption for any offers made to this group. The total amount of securities purchased by this group currently outstanding and adjusted for repayments in full is $532,280.

•	Four purchasers are employees of the Company. Three of the employees in question have been employed prior to the commencement of the Company’s business operations. The remaining employee had been employed for nearly a year before making her first Limited Recourse Obligation (“LRO”) purchase for her own account. These four employees are either directors or officers of the Company. As such, the Company believes it has a pre-existing, substantive relationship with each of these employees and further believes it can claim a Section 4(a)(2) exemption for any offers made to this group. The total amount of securities purchased by this group currently outstanding and adjusted for repayments in full is $27,930.

•	The remaining 28 purchasers are customers of the Company at large or more junior employees. At this time, the Company is not opining on whether or not it has an exemption for any offers made to this group. The total amount of securities purchased by this group was $245,120 and the total amount currently outstanding, adjusted for repayments in full is $138,420.

The Company has informed its auditors of the present situation. Based on the facts as presented, our auditors are not recommending the Company book a contingent liability. The Company’s Director of Finance and the Officer responsible for financial reporting agree with this determination, and the Company will not book a contingent liability. As of the date of this letter, the Company has enough cash on hand to cover any rescission risk, should the possibility of rescission arise. In addition, 41% of the outstanding balance to this particular group of purchasers represent LROs corresponding to loans we have originated graded A or B, meaning the risk of principal loss is low relative to other grades of loans. Overall, no defaults are known or expected on the outstanding balance, and all outstanding loans are performing.

It should be noted the Company deliberately restricted access to the program to a handful of early customers for several months until the reliability of the program had been established because the program was considered a “beta” feature. In closing, because the Company is ceasing its “automatic investment program” and believes the rescission risk is immaterial, we respectfully ask that Staff proceed with qualification of Post Qualification Amendment No. 50. If we can be of further assistance in facilitating your consideration of the matters described above, please do not hesitate to contact me at 202-758-8041 or at nick@groundfloor.us.

Sincerely,

/s/ Nick Bhargava

Nick Bhargava
Director, Secretary, and Executive Vice President,
Legal & Regulatory
Groundfloor Finance Inc.